3923 West Sixth Street, Suite 312

Los Angeles, California    90020

(213)381-6627 office   (213)381-6616 fax

December 16, 2013

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Your Letter(s) Dated November 26, 2013 (the “Comment Letter”) and December 9, 2013

Regarding Umax Group Corp. (File No. 333-174334)

Item 4.01 Form 8-K/A Filed November 22, 2013

Dear Ms. Thompson:

Umax Group Corp. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate the Staff’s comments as well as the opportunity this review process provides to improve the content of our public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference and review, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comments presented in bold, italicized text. In response to the Comment Letter we offers the following responses:

Item 4.01 8-K Filed November 22, 2013

1.       Please amend your Form 8-K to clearly state whether Ronald R. Chadwick, P.C. resigned, declined to stand for re-election or was dismissed. Based on your disclosures, we assume that this firm resigned or declined to stand for re-election; however, this is not clear. Refer to Item 304(a)(1)(i) of Regulation S-K.

RESPONSE

Effective November 20, 2013, Ronald Chadwick, (“Chadwick”) resigned as the registered independent public accountant of Umax Group Corp. (the “Company”). Effective November 20, 2013 Cutler & Company, LLC. (“Cutler”) was approved by Board of Directors and engaged as the new registered independent public accountant for the Company.  The disclosure has been amended accordingly.

3923 West Sixth Street, Suite 312

Los Angeles, California    90020

(213)381-6627 office   (213)381-6616 fax

2.       Please amend your Form 8-K to clearly state whether Ronald Chadwick, PC’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. We note your disclosure that Ronald Chadwick, PC’s reports were modified as to uncertainty related to your continuation as a going concern. However, it is unclear from your existing disclosure whether the report for either of the past two years was qualified or modified for any other matters, or whether the reports contained an adverse opinion or a disclaimer of opinion. Refer to Item 304(a)(1)(ii) of Regulation S-K.

RESPONSE

Chadwick served as the Company’s registered independent accountant from June 17, 2011 to November 20, 2013, Chadwick’s audit report on the Company’s financial statements for the years ended April 30, 2013 and April 30, 2012, were included in the Company’s Annual Report on Form 10-K, and other than the “going concern” qualification, the principal accountant's report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles in a manner as contemplated by Item 304(a)(1)(ii) of Regulation S-K.

During the Two (2) most recent fiscal years ending April 30, 2013 and April 30, 2012, and the subsequent period ending , July 31, 2013, to the date of Chadwick’s resignation, there were no disagreements between the Company and Chadwick concerning any matter of accounting principals or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to Chadwick’s satisfaction, would have caused him to make a reference to the subject matter of the disagreements in connection with his reports; there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

The filing has been amend accordingly.

3.       Please amend your Form 8-K to disclose whether during the years ended April 30, 2013 and 2012 and any subsequent interim period through the date of engagement you consulted with Cutler & Co, LLC (Cutler) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Cutler, in either case where written or oral advice provided by Cutler would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditor, or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

RESPONSE

3923 West Sixth Street, Suite 312

Los Angeles, California    90020

(213)381-6627 office   (213)381-6616 fax

During the registrant's two most recent fiscal years or any subsequent interim period, a new independent accountant had been engaged as the principal accountant to audit the registrant's financial statements, The Registrant did not consult with the newly engaged accountant regarding the application of accounting principles to a specified transaction, either completed or proposed; nor did the registrant consult with the newly engaged accountant as to the type of audit opinion that might be rendered on the registrant's financial statements, a no written report was provided to the registrant.  Moreover, no oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or any financial reporting issue.  There were no matters of disagreement (as defined in paragraph (a)(1)(iv) of item 304 and the related instructions to this item) nor were there reportable events (as described in paragraph (a)(1)(v)).

The filing has been amend accordingly.

4.       Please file an updated Exhibit 16 letter with your amended Form 8-K. In addition, please file this updated letter from your former accountant as Exhibit 16 rather than as Exhibit 23.1.

RESPONSE

An updated exhibit has been filed concurrent with this submission.

Finally, as indicated above, we confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

Umax Group Corp.

Michelle Mercier

President

Chief Financial Officer and Director